Mail Stop 4561

May 4, 2007

Jack Pearlstein, Chief Financial Officer
Solera Holdings, LLC
6111 Bollinger Canyon Road, Suite 200
San Ramon, CA 94583

> **Re:** **Solera Holdings, LLC**
> **Registration Statement on Form S-1/A**
> **File No. 333-140626**
> **Filed on April 30, 2007**

Dear Mr. Pearlstein:

We have reviewed your amended filing and have the following comments.

General

1. As indicated in your response to comment 18 of our letter dated April 17, 2007 letter, please file the consents of each of the prospective directors prior to the effectiveness of the registration statement. See Rule 438 of Regulation C.

Management's Discussion and Analysis of Operations of Operations, page 42

Critical Accounting Policies and Estimates, page 56

Unit-Based Compensation, page 57

2. As requested in our letter dated March 12, 2007, please revise this section to include the disclosures described in paragraph 180 of the Practice Aid.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 or Mark Kronforst at (202) 551-3451 if you have questions regarding the financial statements or related matters. Please contact Jay Ingram at (202) 551-3397 with any other questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Dennis Myers, Esq.
        Kirkland & Ellis LLP
        by facsimile: 312-861-2200